UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

June 2004

TOTAL S.A.

(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

SIGNATURES
EXHIBIT INDEX
EX-99.1: SOLAR PANEL PRODUCTION
EX-99.2: NORWAY
EX-99.3: JEAN-MARC JAUBERT
EX-99.4: NOTICE TO NYSE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: July 5th, 2004	By:	/s/ Charles Paris de Bollardière Name: Charles PARIS de BOLLARDIERE Title: Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1:	Total and Total Energie to Begin Building Solar Panel Production Plant in Toulouse (June 7, 2004).

•	EXHIBIT 99.2:	Norway : Total Awarded Exploration License and Operatorship (June 24, 2004).

•	EXHIBIT 99.3:	Total appoints Jean-Marc Jaubert Senior Vice President, Industrial Safety (June 25, 2004).

•	EXHIBIT 99.4:	Notice of Repurchase of Ordinary Shares of Total (July 1, 2004).